                                 SCHEDULE 13D
                                (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                            (Amendment No.        )*

                        Omega Healthcare Investors, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $1.00 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   681936100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Thomas W. Bark, Esq.
                           Jones, Day, Reavis & Pogue
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212)326-7815
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  May 11, 2000
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule
     13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 13 Pages

CUSIP NO. 681936100               13D                         PAGE 2 OF 13 PAGES
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)

    Explorer Holdings, L.P.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [x]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    OO
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    None
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    1,000,000**
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    None
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    1,000,000**
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,000,000**
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

     O
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     100%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     PN
--------------------------------------------------------------------------------
                      SEE INSTRUCTIONS BEFORE FILLING OUT!

**Represents shares of Series C Convertible Preferred Stock issuable to
Purchaser pursuant to the Investment Agreement described herein.  The Series C
Convertible Preferred Stock are convertible into 16 million shares of Omega's common stock, which shares would represent 44.3% of Omega's outstanding shares of common stock as of March 31, 2000 after giving effect to such issuance.  The actual percentage of shares of common stock into which the Series C Convertible
Preferred Stock are convertible depends on the number of Omega's shares outstanding at the time of conversion.

CUSIP NO. 681936100            13D                            PAGE 3 OF 13 PAGES
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)

    Explorer Holdings GenPar, LLC
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [x]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    OO
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    None
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    1,000,000**
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    None
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    1,000,000**
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,000,000**
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

     O
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     100%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     00
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

**Represents shares of Series C Convertible Preferred Stock issuable to
Purchaser pursuant to the investment described herein.  The Series C
Convertible Preferred Stock are convertible into 16 million shares of Omega's common stock, which shares would represent 44.3% of Omega's outstanding shares of common stock as of March 31,2000 after going to effect to such issuance.
The actual percentage of shares of common stock into which the Series C
Convertible Preferred Stock are convertible depends on the number of Omega's shares outstanding at the time of conversion.

CUSIP NO. 681936100               13D                         PAGE 4 OF 13 PAGES
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)

    Hampstead Investment Partners III, L.P.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [x]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    OO
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Texas
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    None
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    1,000,000**
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    None
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    1,000,000**
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,000,000**
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

     O
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     100%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

**Represents shares of Series C Convertible Preferred Stock issuable to
Purchaser pursuant to the investment described herein.  The Series C
Convertible Preferred Stock are convertible into 16 million shares of Omega's common stock, which shares would represent 44.3% of Omega's outstanding shares of common stock as of March 31,2000 after going to effect to such issuance.
The actual percentage of shares of common stock into which the Series C
Convertible Preferred Stock are convertible depends on the number of Omega's shares outstanding at the time of conversion.

CUSIP NO. 681936100               13D                         PAGE 5 OF 13 PAGES
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)

    Donald J. McNamara
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [x]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    OO
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    None
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    1,000,000**
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    None
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    1,000,000**
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,000,000**
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

     O
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     100%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

**Represents shares of Series C Convertible Preferred Stock issuable to
Purchaser pursuant to the Investment Agreement described herein.  The Series C
Convertible Preferred Stock are convertible into 16 million shares of Omega's common stock, which shares would represent 44.3% of Omega's outstanding shares of common stock as of March 31, 2000 after giving effect to such issuance.  The actual percentage of shares of common stock into which the Series C Convertible
Preferred Stock are convertible depends on the number of Omega's shares outstanding at the time of conversion.

CUSIP NO. 681936100               13D                         PAGE 6 OF 13 PAGES
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)

    Daniel A. Decker
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [x]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    OO
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    None
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    1,000,000**
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    None
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    1,000,000**
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,000,000**
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

     O
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     100%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

**Represents shares of Series C Convertible Preferred Stock issuable to
Purchaser pursuant to the Investment Agreement described herein.  The Series C
Convertible Preferred Stock are convertible into 16 million shares of Omega's common stock, which shares would represent 44.3% of Omega's outstanding shares of common stock as of March 31, 2000 after giving effect to such issuance.  The actual percentage of shares of common stock into which the Series C Convertible
Preferred Stock are convertible depends on the number of Omega's shares outstanding at the time of conversion.

      This Statement relates to the investment by Explorer Holdings, L.P., a Delaware limited partnership, and an indirect, wholly owned subsidiary of Parent (defined below), to purchase 1,000,000 newly issued shares of Series C Convertible Preferred Stock, par value $1.00 (the “Shares”), of Omega Healthcare Investors, Inc., a Maryland corporation (the “Company”), for an aggregate purchase price of $100 million, upon the terms and subject to the conditions set forth in the Investment Agreement, dated as of May 11, 2000 (the “Investment Agreement”), between Purchaser and the Company.

Item 1. Security and Issuer.

      This statement on Schedule 13D (the “Statement”) relates to the Company, which has its principal executive offices at 900 Victors Way, Suite 350, Ann Arbor, Michigan 48108.

Item 2. Identity and Background.

      This Statement is filed by (i) Explorer Holdings, L.P., a Delaware limited partnership (the “Purchaser”), (ii) Explorer Holdings GenPar, LLC, a Delaware limited liability company and the general partner of Purchaser (the “General Partner”), (iii) Hampstead Investment Partners III, L.P., A Delaware limited partnership (the “Parent”), (iv) Donald J. McNamara, and (v) Daniel A. Decker. Purchaser, General Partner, Parent and Messrs. McNamara and Decker are collectively referred to herein as Reporting Persons. Purchaser is a newly formed entity that was organized by Parent to invest in the Company. General Partner is a newly formed entity that was organized by Parent to act as the sole general partner of Purchaser. The principal business of Parent is to make investments in other persons. The officers of each are Messrs. McNamara and Decker. The address of the principal executive offices of each Reporting Person is 4200 Texas Commerce Tower West, 2200 Ross Avenue, Dallas, Texas 75201.

      None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

      On May 11, 2000, the Company and Purchaser entered into the Investment Agreement. Under the Investment Agreement, the Company has agreed to sell to Purchaser the Shares. The Shares are convertible into 16 million shares of the Company’s common stock, which shares would represent 44.3% of the Company’s outstanding shares of common stock as of March 31, 2000.

      The source of funds for Purchaser’s purchase of the Shares pursuant to the Investment Agreement is expected to be Purchaser’s working capital, which is expected to be derived from capital contributions from its partners. However, Purchaser reserves the right to obtain such funds in whole or in part from other sources, including indebtedness. If Purchaser does so obtain such financing from other sources, it will promptly file an amendment to this Statement.

      Pursuant to the Investment Agreement, the closing is subject to various conditions, including, among others, the following:

Page 7 of 13 Pages

1.	The approval of the Company’s stockholders;

2.	The absence of any order, law or other legal restraint preventing the consummation of the transactions contemplated by the Investment Agreement;

3.	The accuracy in all material respects of all representations and warranties of all parties contained in the Investment Agreement;

4.	The closing of a new $175 million senior secured revolving credit facility arranged by Fleet Bank, N.A. on terms satisfactory to Purchaser;

5.	The execution of salary, bonus, severance and incentive compensation arrangements with the Company’s senior executive officers on terms satisfactory to Purchaser; and

6.	The reconstitution of the Company’s Board of Directors with four member designated by Purchaser and one new independent director approved by Purchaser and the Company.

      Pursuant to the Investment Agreement, Purchaser has also agreed to provide the Company with up to $50 million (the “Additional Equity”) for up to one year following the closing (the “Additional Equity Commitment Period”) either to pay indebtedness maturing prior to February 1, 2001 or to fund acquisitions, subject to the conditions set forth in the Investment Agreement. Purchaser will also have an option to provide the Company an additional $50 million on substantially the same terms as the Additional Equity in order to fund acquisitions for an additional one year period following the expiration of the Additional Equity Commitment Period or the funding in full of the Additional Equity.

      Additional Equity issued to pay indebtedness would be issued as Series C Preferred Stock that is convertible into common stock at the lower of the fair market value of the common stock and $6.25 per share. Additional Equity issued to fund acquisitions would be issued as common stock at the lower of the fair market value of the common stock on the date of first public announcement of the acquisition or the date of closing of the acquisition. The common stock would be issued at a discount to fair market value agreed to by Purchaser and the Company that is customary for stock issued in a rights offering. The discount rate would be 6% if Purchaser and the Company were not able to agree on the discount rate. It is expected that the Company would offer to its stockholders the opportunity to acquire their proportionate share of Additional Equity pursuant to a rights offering following the expiration of the Additional Equity Commitment Period. Proceeds from the rights offering would be used to repurchase common stock issued to Purchaser to fund acquisitions.

      Funding of the Additional Equity is subject to various conditions, including, among others, the following:

1.	The Company is not in default under any indebtedness or material contract, other than any default that would be cured by the application of the proceeds received from the purchase of such additional equity to cure such default;

2.	The Purchaser shall have determined in good faith that the Company has adequate resources to finance all indebtedness coming due on or before December 31, 2001, and in the case of a funding to pay indebtedness, to pay its quarterly dividend of $0.25 per share and otherwise to carry on its business consistent with past practice; and

3.	If the proceeds are to be used to fund an acquisition, such acquisition has been approved by the Board (with the Purchaser’s designees not precluded from voting).

      As a result of the foregoing conditions and other matters, including matters which may be

Page 8 of 13 Pages

beyond the control of Purchaser and the Company, there can be no assurance as to whether, or the terms upon which, the transactions contemplated by the Investment Agreement will be consummated.

      The Investment Agreement also contains various provisions relating to the conduct of the Company’s business prior to the Closing (Section 4.1), limitations on the Company’s ability to solicit or negotiate other offers (Section 4.2), indemnification (Article VI), termination (Article VII), and expenses (Section 8.12), all of which are incorporated herein by reference to the Investment Agreement attached hereto as Exhibit A.

Item 4. Purpose of Transaction.

      The responses to Items 3, 5, and 6 are incorporated herein by this reference.

      The principal purpose of Purchaser’s acquisition of beneficial ownership of the Shares and Additional Equity pursuant to the Investment Agreement is to acquire a significant equity interest in the Company. The purpose of each of the other Reporting Person’s acquisition of beneficial ownership of shares was to facilitate the acquisition by Parent. Subject to the limitations in the Stockholders Agreement, the Reporting Persons may acquire additional shares pursuant to the Investment Agreement (as described above) and otherwise depending on Purchaser’s evaluations of the Company’s business, financial condition and prospects, the market for the Common Stock, economic conditions, money and stock market conditions and other future developments.

      The Company has amended its Rights Agreement dated as of May 12, 1999 with First Chicago Trust Company, as rights agent, to exempt Purchaser and its transferees from the definition of “Acquiring Person” so as to render the Company’s “poison pill” inapplicable to Purchaser and its transferees. The preceding exemption is subject to Purchaser’s and its transferee’s compliance with the standstill provisions of the Stockholders Agreement.

      Pursuant to the Investment Agreement, subject to the Closing, Purchaser will have the right to designate up to four new members to the Company’s nine-member Board of Directors. One new independent director acceptable to Purchaser and the Company would be appointed to the Board. The number of directors Purchaser is entitled to designate to the Company Board would generally be proportionate to Purchaser’s ownership interest in the Company; provided that so long as Purchaser owns at least 50% of its initial investment, it will be entitled to designate at least two directors to the Company Board and so long as Purchaser owns at least 25% of its initial investment, it will be entitled to designate at least one director. The Company has agreed that the number of directors on the Company Board will not exceed nine. The Company has also agreed to take such action to ensure that Purchaser’s representation on all committees of the Board is proportionate to its representation on the entire Board. Purchaser has agreed to vote its shares in favor of directors designees nominated by the Board, unless Purchaser’s director designees have not been elected to the Board.

      Pursuant to a Stockholders Agreement to be entered into at the closing, Purchaser will agree, for five years after the Closing, not to acquire any additional voting securities of Purchaser other than pursuant to the Investment Agreement and other acquisitions that do not exceed 5% of the outstanding voting securities of the Company. Purchaser will also agree, for five years after the closing, not to solicit proxies in opposition to, or prior to the issuance of a recommendation by the Company’s Board of Directors; join, form or participate in a group; deposit any securities in a voting trust or other voting arrangement; or tender any securities in a tender offer not approved by the Board. Purchaser will also agree not to vote any of its securities to the extent such securities represent in excess of 49.9% of the voting power of the Company.

Page 9 of 13 Pages

      Pursuant to the Stockholders Agreement, Purchaser will agree not to dispose of any of its shares prior to July 1, 2001 without Board approval. From and after July 1, 2001, Purchaser may transfer its shares to a “qualified institutional buyer”. Any such transferee that acquires more than 9.9% of the Company’s voting securities must agree to be bound by the standstill provisions applicable to Purchaser and not to acquire more than 2% of the outstanding voting securities during any twelve-month period. After the first anniversary of the closing, Purchaser may transfer its shares pursuant to a public offering or in open-market sales pursuant to Rule 144 of the Securities Act. The foregoing description of the Stockholders Agreement is qualified in its entirety by reference to the form of Stockholders Agreement, the full text of which is incorporated herein by reference to Exhibit B attached hereto.

      Pursuant to a Registration Rights Agreement to be entered into at the Closing, the Company will agree, subject to certain limitations and under certain circumstances, to register for sale any shares of the Company held by Purchaser after the first anniversary of the closing. The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the form of Registration Rights Agreement, the full text of which is incorporated herein by reference to Exhibit C attached hereto.

      Subject to completion of the transactions contemplated by the Investment Agreement, the Company has announced its intention to declare dividends on the Company’s common stock at the annual rate of $1.00 per share, commencing with the divided to be paid in the third quarter of 2000. The Company has suspended its dividend on the common stock for the second quarter of 2000. The Company has also announced its present intention to declare and pay regular dividends on the Company’s preferred stock.

Item 5. Interest in Securities of the Issuer.

(a) Each of the Reporting Persons has the right to acquire and beneficially owns 16 million shares of Common Stock in connection with Purchaser’s initial $100 million investment. Based on the number of shares of Common Stock reported to be outstanding as of March 31, 2000, such shares would represent 44.3% of the Company’s outstanding shares of common stock as of March 31, 2000, after giving effect to such issuance. The actual percentage of share of common stock into which the Shares are convertible depends on the number of the Company’s shares outstanding at the time of conversion. Purchaser beneficially owns such shares directly and each of the other Reporting Persons beneficially owns such shares indirectly through the relationships described in Item 2 above. Messrs. McNamara and Decker disclaim beneficial ownership of all shares held by Purchaser.

(b) Each of the Reporting Persons has shared power to vote and dispose of the Shares. Messrs. McNamara and Decker disclaim beneficial ownership of all Shares held by Purchaser.

(c)-(e) Not applicable.

      The responses to Items 3, 4 and 5 are incorporated by reference, including, in particular, the descriptions of the following documents:

1.	Investment Agreement. See Item 3 and 4 above.

Page 10 of 13 Pages

2.	Stockholders Agreement. See Item 4 above.

3.	Registration Rights Agreement. See Item 4 above.

Item 7. Material to be Filed as Exhibits.

Exhibit A — Investment Agreement, dated as of May 11, 2000, by and among Omega Healthcare Investors, Inc. and Explorer Holdings, L.P., including Exhibit A thereto (Form of Articles Supplementary for Series C Convertible Preferred Stock), Exhibit B thereto (Form of Additional Equity Financing), and Exhibit C thereto (Form of Stockholders Agreement) (incorporated by reference to Exhibit 10.2 to Omega’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2000, as filed with the Securities and Exchange Commission on May 11, 2000).

Exhibit B — Form of Stockholders Agreement (included in Exhibit A above).

Exhibit C — Form of Registration Rights Agreement (filed herewith as Exhibit C).

Exhibit D — Agreement Among Filing Parties (filed herewith as Exhibit D)

Page 11 of 13 Pages

SIGNATURES

      After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct, and agree that this Statement may be filed collectively on behalf of each of the undersigned by Explorer Holdings, L.P., Explorer Holdings GenPar, LLC, Hampstead Investment Partners III, L.P., Donald J. McNamara and Daniel A. Decker.

Date:	May 23, 2000	EXPLORER HOLDINGS, L.P.

By: Explorer Holdings GenPar, LLC, its General Partner

By: /s/ Daniel A. Decker
Daniel A. Decker Managing Member

EXPLORER HOLDINGS GENPAR, LLC

By: /s/ William T. Cavanaugh, Jr.
William T. Cavanaugh, Jr. Authorized Officer

HAMPSTEAD INVESTMENT PARTNERS III, L.P.

By: Hampstead Investment Partners III GenPar, L.P., its General Partner

By: Hampstead GenPar III, LLC, its General Partner

By: /s/ William T. Cavanaugh, Jr. William T. Cavanaugh, Jr. Authorized Officer

/s/ Donald J. McNamara Donald J. McNamara

/s/ Daniel A. Decker Daniel A. Decker

Page 12 of 13 Pages

EXHIBIT INDEX

Exhibit A — Investment Agreement, dated as of May 11, 2000, by and among Omega Healthcare Investors, Inc. and Explorer Holdings, L.P., including Exhibit A thereto (Form of Articles Supplementary for Series C Convertible Preferred Stock), Exhibit B thereto (Form of Additional Equity Financing), and Exhibit C thereto (Form of Stockholders Agreement) (incorporated by reference to Exhibit 10.2 to Omega’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2000, as filed with the Securities and Exchange Commission on May 11, 2000).

Exhibit B — Form of Stockholders Agreement (included in Exhibit A above).

Exhibit C — Form of Registration Rights Agreement (filed herewith as Exhibit C).

Exhibit D — Agreement Among Filing Parties (filed herewith as Exhibit D)

Page 13 of 13 Pages

EXHIBIT C

FORM OF

REGISTRATION RIGHTS AGREEMENT

      REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of __________ __, 2000, between Explorer Holdings, L.P., a Delaware limited partnership (“Stockholder”), and Omega Healthcare Investors, Inc., a Maryland corporation (the “Company”).

RECITALS

      The parties hereto have entered into other agreements which contemplate, among other things, the execution and delivery of this Agreement by the parties hereto.

      NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, the parties hereto hereby agree as follows:

      1. Definitions. For purposes of this Agreement, the following terms have the following meanings when used herein with initial capital letters:

(a) Advice: As defined in Section 6 hereof.

(b) Common Stock: The Common Stock, par value $0.10 per share, of the Company.

(c) Demand Notice: As defined in Section 3 hereof.

(d) Demand Registration: As defined in Section 3 hereof.

(e) Investment Agreement: The Investment Agreement dated as of May 11, 2000 by and between the Company and Stockholder.

(f) Losses: As defined in Section 8 hereof.

(g) Piggyback Registration: As defined in Section 4 hereof.

(h) Prospectus: The prospectus included in any Registration Statement (including, without limitation, a prospectus that discloses information previously omitted from a prospectus filed as part of an effective registration statement in reliance upon Rule 430A promulgated under the Securities Act), as amended or supplemented by any prospectus supplement, with respect to the terms of the offering of any portion of the Registrable Securities covered by such Registration Statement and all other amendments and supplements to the Prospectus, including post-effective amendments, and all material incorporated by reference or deemed to be incorporated by reference in such Prospectus.

(i) Registrable Securities: All shares of Series C Preferred and Common Stock acquired by Stockholder or any of its Affiliates or any permitted transferee or their respective assigns of any such Person (including all shares of Common Stock issued upon conversion of any shares of Series C Preferred, any shares of Series C Preferred or Common Stock or other securities that may be received by Stockholder or any permitted transferee or their respective assigns (x) as a result of a stock dividend or stock split of Series C Preferred or Common Stock or (y) on account of Series C Preferred or Common Stock in a recapitalization or other transaction involving the Company) upon the respective original issuance thereof, and at all times subsequent thereto, and all other securities of the Company of any class or series that are beneficially owned by Stockholder or any of its Affiliates, until, in the case of any such security, (i) it is effectively registered under the Securities Act and disposed of in accordance with the Registration Statement covering it, (ii) it is saleable by the holder thereof pursuant to Rule 144(k) without any volume limitation applicable thereto, or (iii) it is distributed to the public pursuant to Rule 144.

(j) Registration Expenses: As defined in Section 7 hereof.

(k) Registration Statement: Any registration statement of the Company under the Securities Act that covers any of the Registrable Securities pursuant to the provisions of this Agreement, including the related Prospectus, all amendments and supplements to such registration statement (including post-effective amendments), all exhibits and all material incorporated by reference or deemed to be incorporated by reference in such registration statement.

(l) Rule 144: Rule 144 under the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the SEC.

(m) SEC: The Securities and Exchange Commission.

(n) Securities Act: The Securities Act of 1933, as amended.

(o) Series C Preferred: Shares of Series C Preferred Stock, par value $1.00 per share, of the Company.

(p) Underwritten registration or underwritten offering: A distribution, registered pursuant to the Securities Act in which securities of the Company are sold to an underwriter for reoffering to the public.

      2. Holders of Registrable Securities. Whenever a number or percentage of Registrable Securities is to be determined hereunder, each then-outstanding other equity security that is exercisable to purchase, convertible into, or exchangeable for shares of Common Stock of the Company will be deemed to be equal to the number of shares of Common Stock for which such other equity security (or the security into which such other equity security is then convertible) is then so purchasable, convertible, exchangeable or exercisable.

      3. Demand Registration. (a) Requests for Registration. At any time and from time to time after the first anniversary of the Closing Date, the holders of Registrable Securities constituting at least 25% of the total number of Registrable Securities then outstanding will have the right by written notice delivered to the Company (a “Demand Notice”), to require the Company to register (a “Demand Registration”) under and in accordance with the provisions of the Securities Act a number of Registrable Securities that would reasonably be expected to result in aggregate gross proceeds from such offering of not less than $10 million ($5 million in the case of any Demand Registration that is requested to be effected as a “shelf” registration); provided, however, that no Demand Notice may be given prior to six months after the effective date of the immediately preceding Demand Registration or any Piggyback Registration of which the Company has notified the Holder in accordance with Section 4(a) and for which the number of Registrable Securities requested to be registered by the Holder has not been reduced pursuant to Section 4(b).

      The number of Demand Registrations pursuant to this Section 3(a) shall not exceed five; provided, however, that in determining the number of Demand Registrations to which the holders of Registrable Securities are entitled there shall be excluded (1) any Demand Registration that is an underwritten registration if the managing underwriter or underwriters have advised the holders of Registrable Securities that the total number of Registrable Securities requested to be included therein exceeds the number of Registrable Securities that can be sold in such offering in accordance with the provisions of this Agreement without materially and adversely affecting the success of such offering, (2) any Demand Registration that does not become effective or is not maintained effective for the period required pursuant to Section 3(b) hereof, unless in the case of this clause (2) such Demand Registration does not become effective after being filed by the Company solely by reason of the refusal to proceed by the holders of Registrable Securities unless (i) the refusal to proceed is based upon the advice of counsel relating to a matter with respect to the Company or (ii) the holders of the Registrable Securities elect to pay all Registration Expenses in connection with such Demand Registration, and (3) any Demand Registration in connection with which any other stockholder of the Company or the Company exercises a right of first refusal which it may otherwise have and purchases all the stock registered and to be sold pursuant to the Demand Registration.

      (b) Filing and Effectiveness. The Company will file a Registration Statement relating to any Demand Registration within 45 calendar days, and will use its best efforts to cause the same to be declared effective by the SEC as soon as practicable thereafter, and in any event, within 90 calendar days, of the date on which the holders of Registrable Securities first give the Demand Notice required by Section 3(a) hereof with respect to such Demand Registration.

      All requests made pursuant to this Section 3 will specify the number of Registrable Securities to be registered and will also specify the intended methods of disposition thereof; provided, that if the holder demanding such registration specifies one particular type of underwritten offering, such method of disposition shall be such type of underwritten offering or a series of such underwritten offerings (as such demanding holders of Registrable Securities may elect) during the period during which the Registration Statement is effective.

      The Company will keep the Registration Statement filed in respect of a Demand Registration effective for a period of up to 90 calendar days from the date on which the SEC declares such Registration Statement effective (subject to extensions pursuant to Section 6 hereof) or such shorter period that will terminate when all Registrable Securities deemed by such Registration Statement have been sold pursuant to such Registration Statement. If any Demand Registration is requested to be effected as a “shelf” registration by the holders of Registrable

Securities demanding such Demand Registration, the Company will keep the Registration Statement filed in respect thereof effective for a period of up to 12 months from the date on which the SEC declares such Registration Statement effective (subject to extension pursuant to Section 6 hereof) or such shorter period that will terminate when all Registrable Securities covered by such Registration Statement have been sold pursuant to such Registration Statement.

      Within ten calendar days after receipt of such Demand Notice, the Company will serve written notice thereof (the “Notice”) to all other holders of Registrable Securities and will, subject to the provisions of Section 3(c) hereof, include in such registration all Registrable Securities with respect to which the Company receives written requests for inclusion therein within 20 calendar days after the receipt of the Notice by the applicable holder.

      The holders of Registrable Securities will be permitted to withdraw Registrable Securities from a Registration at any time prior to the effective date of such registration.

      (c) Priority on Demand Registration. If any of the Registrable Securities registered pursuant to a Demand Registration are to be sold in one or more firm commitment underwritten offerings, the Company may also provide written notice to holders of its equity securities (other than Registrable Securities), if any, who have piggyback registration rights with respect thereto and will permit all such holders who request to be included in the Demand Registration to include any or all equity securities held by such holders in such Demand Registration on the same terms and conditions as the Registrable Securities. Notwithstanding the foregoing, if the managing underwriter or underwriters of the offering to which such Demand Registration relates advises the holders of Registrable Securities that the total amount of Registrable Securities and securities that such equity security holders intend to include in such Demand Registration is in the aggregate such as to materially and adversely affect the success of such offering, then (i) first, the amount of securities to be offered for the account of the holders of such other equity securities will be reduced, to zero if necessary (pro rata among such holders on the basis of the amount of such other securities to be included therein by each such holder), and (ii) second, the number of Registrable Securities included in such Demand Registration will, if necessary, be reduced and there will be included in such firm commitment underwritten offering only the number of Registrable Securities that, in the opinion of such managing underwriter or underwriters, can be sold without materially and adversely affecting the success of such offering, allocated pro rata among the holders of Registrable Securities on the basis of the number of Registrable Securities held by each such holder.

      (d) Postponement of Demand Registration. The Company will be entitled to postpone the filing period (or suspend the effectiveness) of any Demand Registration for a reasonable period of time not in excess of 90 calendar days, if the Board of Directors of the Company determines, in the good faith exercise of its reasonable business judgment, that such registration and offering would materially interfere with bona fide financing plans of the Company or would require disclosure of information, the premature disclosure of which could materially and adversely affect the Company; provided, however, that the Company may not exercise such right more than twice or for an aggregate of more than 90 calendar days during any twelve month period. If the Company postpones the filing of a Registration Statement, it will promptly notify the holders of Registrable Securities in writing when the events or circumstances permitting such postponement have ended.

      4. Piggyback Registration. (a) Right to Piggyback. If at any time the Company proposes to file a registration statement under the Securities Act with respect to an offering of any class of equity securities (other than a registration statement (i) on Form S-4, S-8 or any successor form thereto or (ii) filed solely in connection with an offering made solely to employees or securityholders of the Company), whether or not for its own account, then the Company will give written notice of such proposed filing to the holders of Registrable Securities at least 20 calendar days before the anticipated filing date. Such notice will offer such holders the opportunity to register such amount of Registrable Securities as each such holder may request (a “Piggyback Registration”). Subject to Section 4(b) hereof, the Company will include in each such Piggyback Registration all Registrable Securities with respect to which the Company has received written requests for inclusion therein. The holders of Registrable Securities will be permitted to withdraw all or part of the Registrable Securities from a Piggyback Registration at any time prior to the effective date of such Piggyback Registration.

      (b) Priority on Piggyback Registrations. The Company will cause the managing underwriter or underwriters of a proposed underwritten offering to permit holders of Registrable Securities requested to be included in the registration for such offering to include therein all such Registrable Securities requested to be so included on the same terms and conditions as any similar securities, if any, of the Company included therein. Notwithstanding the foregoing, if the managing underwriter or underwriters of such offering advises the holders of Registrable Securities to the effect that the total amount of securities which such holders, the Company and any other persons having rights to participate in such registration propose to include in such offering is such as to materially and adversely affect the success of such offering, then:

(i) if such registration is a primary registration on behalf of the Company, the amount of securities to be included therein for the account of all other holders of securities of the Company (other than holders of Registrable Securities) will be reduced (to zero if necessary) pro rata in proportion to the number of shares held by each such person, and thereafter, if such reduction is not sufficient so as, in the opinion of such managing underwriters or underwriters, to permit the inclusion of Registrable Securities without adversely affecting the success of the offering, the amount of Registrable Securities so included in the Registration Statement for the account of the holders of Registrable Securities will be reduced (to zero if necessary) pro rata in proportion to the number of shares held by such persons to the extent necessary to reduce the total amount of securities to be included in such offering to the amount recommended by such managing underwriter or underwriters; and

(ii) if such registration is an underwritten secondary registration on behalf of holders of securities of the Company other than Registrable Securities, the Company will include therein: (x) first, up to the full number of securities of such persons exercising “demand” registration rights that in the opinion of such managing underwriter or underwriters can be sold or allocated among such holders as they may otherwise so determine, (y) second, up to the full amount of Registrable Securities that, in the opinion of such managing underwriter or underwriters, can be sold (allocated pro rata among the holders of such Registrable Securities in proportion to the number of Registrable Securities held by such persons), and (z) third, all other securities proposed to be sold by any other persons that in the opinion of such managing underwriter or underwriters can be sold or allocated among such holders as they may otherwise so determine.

      (c) Registration of Securities other than Registrable Securities. Without the written consent of the holders of a majority of the then-outstanding Registrable Securities, the Company will not grant to any person the right to request the Company to register any securities of the Company under the Securities Act unless the rights so granted are subject to the prior rights of the holders of Registrable Securities set forth herein, and, if exercised, would not otherwise conflict or be inconsistent with the provisions of, this Agreement.

      5. Restrictions on Sale by Holders of Registrable Securities. Each holder of Registrable Securities whose Registrable Securities are covered by a Registration Statement filed pursuant to Section 3 or Section 4 hereof, agrees and will confirm such agreement in writing, if such holder is so requested (pursuant to a timely written notice) by the managing underwriter or underwriters in an underwritten offering, not to effect any public sale or distribution of any of the Company’s equity securities (except as part of such underwritten offering), including a sale pursuant to Rule 144, during the 10-calendar day period prior to, and during such period of time, not to exceed 90 days as any managing underwriter or underwriters may reasonably request in connection with any underwritten public offering beginning on, the closing date of each underwritten offering made pursuant to such Registration Statement or such other shorter period to which the executive officers may agree.

      6. Registration Procedures. In connection with the Company’s registration obligations pursuant to Sections 3 and 4 hereof, the Company will effect such registrations to permit the sale of such Registrable Securities in accordance with the intended method or methods of disposition thereof, and pursuant thereto the Company will as expeditiously as possible:

      (a) Prepare and file with the SEC a Registration Statement or Registration Statements on any appropriate form under the Securities Act available for the sale of the Registrable Securities by the holders thereof in accordance with holders’ notice to the Company as to the intended method or methods of distribution thereof (including, without limitation, distributions in connection with transactions with broker-dealers or others for the purpose of hedging Registrable Securities, involving possible sales, short sales, options, pledges or other transactions which may require delivery and sale to broker-dealers or others of Registrable Securities), and cause each such Registration Statement to become effective and remain effective as provided herein; provided, however, that before filing a Registration Statement or Prospectus or any amendments or supplements thereto (including documents that would be incorporated or deemed to be incorporated therein by reference) the Company will furnish to the holders of the Registrable Securities covered by such Registration Statement, the Special Counsel and the managing underwriters, if any, copies of all such documents proposed to be filed, which documents will be subject to the review of such holders, the Special Counsel and such underwriters. Notwithstanding Section 3(b), the Company will not file any such Registration Statement or amendment thereto or any Prospectus or any supplement thereto (including such documents which, upon filing, would or would be incorporated or deemed to be incorporated by reference therein) to which the holders of a majority of the Registrable Securities covered by such Registration Statement, the Special Counsel or the managing underwriter, if any, shall reasonably object on a timely basis.

      (b) Prepare and file with the SEC such amendments and post-effective amendments to each Registration Statement as may be necessary to keep such Registration Statement continuously effective for the applicable period specified in Section 3; cause the related Prospectus to be supplemented by any required Prospectus supplement, and as so supplemented to be filed pursuant to Rule 424 (or any similar provisions then in force) under the Securities Act; and comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such Registration Statement during the applicable period in accordance with the intended methods of disposition by the sellers thereof set forth in such Registration Statement as so amended or to such Prospectus as so supplemented.

      (c) Notify the selling holders of Registrable Securities, the Special Counsel and the managing underwriters, if any, promptly, and (if requested by any such person) confirm such notice in writing, (i) when a Prospectus or any Prospectus supplement or post-effective amendment has been filed, and, with respect to a Registration Statement or any post-effective amendment, when the same has become effective, (ii) of any request by the SEC or any other federal or state governmental authority for amendments or supplements to a Registration Statement or related Prospectus or for additional information, (iii) of the issuance by the SEC or any other federal or state governmental authority of any stop order suspending the effectiveness of a Registration Statement or the initiation of any proceedings for that purpose, (iv) if at any time the representations and warranties of the Company contained in any agreement contemplated by Section 6(m) hereof (including any underwriting agreement) cease to be true and correct, (v) of the receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Registrable Securities for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose, (vi) of the occurrence of any event which makes any statement made in such Registration Statement or related Prospectus or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or which requires the making of any changes in a Registration Statement, Prospectus or documents so that, in the case of the Registration Statement, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and, in the case of the Prospectus, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated or is necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and (vii) of the Company’s reasonable determination that a post-effective amendment to a Registration Statement would be appropriate.

      (d) Use every reasonable effort to obtain the withdrawal of any order suspending the effectiveness of a Registration Statement, or the lifting of any suspension of the qualification (or exemption from qualification) of any of the Registrable securities for sale in any jurisdiction, at the earliest possible moment.

      (e) If requested by the managing underwriters, if any, or the holders of a majority of the Registrable Securities being registered, (i) promptly incorporate in a Prospectus supplement or post-effective amendment such information as the managing underwriters, if any, and such holders agree should be included therein as may be required by applicable law and (ii) make all required filings of such Prospectus supplement or such post-effective amendment as soon as practicable after the Company has received notification of the matters to be incorporated in such Prospectus supplement or post-effective amendment; provided, however, that the Company will not be required to take any actions under this Section 6(e) that are not, in the opinion of counsel for the Company, in compliance with applicable law.

      (f) Furnish to each selling holder of Registrable Securities, the Special Counsel and each managing underwriter, if any, without charge, at least one conformed copy of the Registration Statement and any post-effective amendment thereto, including financial statements (but excluding schedules, all documents incorporated or deemed incorporated therein by reference and all exhibits, unless requested in writing by such holder, counsel or underwriter).

      (g) Deliver to each selling holder of Registrable Securities, the Special Counsel and the underwriters, if any, without charge, as many copies of the Prospectus or Prospectuses relating to such Registrable Securities (including each preliminary prospectus) and any amendment or supplement thereto as such persons may request; and the Company hereby consents to the use of such Prospectus or each amendment or supplement thereto by each of the selling holders of Registrable Securities and the underwriters, if any, in connection with the offering and sale of the Registrable Securities covered by such Prospectus or any amendment or supplement thereto.

      (h) Prior to any public offering of Registrable Securities, to register or qualify or cooperate with the selling holders of Registrable Securities, the underwriters, if any, and their respective counsel in connection with the registration or qualification (or exemption from such registration or qualification) of such Registrable Securities for offer and sale under the securities or blue sky laws of such jurisdictions within the United States as any seller or underwriter reasonably requests in writing to the extent such registration or qualification would be required taking into account federal securities laws; keep each such registration or qualification (or exemption therefrom) effective during the period such Registration Statement is required to be kept effective and do any and all other acts or things necessary or advisable to enable the disposition in such jurisdiction of the Registrable Securities covered by the applicable Registration Statement; provided, however that the Company will not be required to (i) qualify generally to do business in any jurisdiction in which it is not then so qualified or (ii) take any action that would subject it to general service of process in any such jurisdiction in which it is not then so subject.

      (i) Cooperate with the selling holders of Registrable Securities and the managing underwriters, if any, to facilitate the timely preparation and delivery of certificates representing Registrable Securities to be sold, which certificates will not bear any restrictive legends; and enable such Registrable Securities to be in such denominations and registered in such names as the managing underwriters, if any, shall request at least two business days prior to any sale of Registrable securities to the underwriters.

      (j) Use reasonable efforts to cause the Registrable Securities covered by the applicable Registration Statement to be registered with or approved by such other governmental agencies or authorities within the United States except as may be required solely as a consequence of the nature of such selling holder’s business, in which case the Company will cooperate in all reasonable respects with the filing of such Registration Statement and the granting of such approvals as may be necessary to enable the seller or sellers thereof or the underwriters, if any, to consummate the disposition of such Registrable Securities.

      (k) Upon the occurrence of any event contemplated by Section 6(c)(vi) or 6(c)(vii) hereof, prepare a supplement or post-effective amendment to each Registration Statement or a supplement to the related Prospectus or any document incorporated therein by reference or file any other required document so that, as thereafter delivered to Stockholder of the Registrable Securities being sold thereunder, such Prospectus will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

      (l) Use its best efforts to cause all Registrable Securities covered by such Registration Statement to be listed on each securities exchange, if any, on which similar securities issued by the Company are then listed or, if no similar securities issued by the Company are then so listed, on the New York Stock Exchange or another national securities exchange if the securities qualify to be so listed or, if the securities do not qualify for such listing, authorized to be quoted on the National Association of Securities Dealers Automated Quotation System (“NASDAQ”) or the National Market System of NASDAQ if the securities qualify to be so quoted; in each case, if requested by the holders of a majority of the Registrable Securities covered by such Registration statement or the managing underwriters, if any.

      (m) In the event of an underwritten offering, enter into such agreements (including an underwriting agreement in form, scope and substance as is customary in underwritten offerings) and take all such other actions in connection therewith (including those reasonably requested by the holders of a majority of the Registrable Securities being sold or those reasonably requested by the managing underwriters) in order to expedite or facilitate the disposition of such Registrable Securities and in such connection, (i) make such representations and warranties to the underwriters, if any, with respect to the business of the Company and its subsidiaries, the Registration Statement, Prospectus and documents incorporated by reference or deemed incorporated by reference, if any, in each case, in form, substance and scope as are customarily made by issuers to underwriters in underwritten offerings and confirm the same if and when requested; (ii) obtain opinions of counsel to the Company and updates thereof (which counsel and opinions (in form, scope and substance) shall be reasonably satisfactory to the managing underwriters, if any, and the holders of a majority of the Registrable Securities being sold) addressed to such selling holder of Registrable Securities and each of the underwriters, if any, covering the matters customarily covered in opinions requested in underwritten offerings and such other matters as may be reasonably requested by such holders and underwriters, including without limitation the matters referred to in Section 6(m)(i) hereof; (iii) use its best efforts to obtain “comfort” letters and updates thereof from the independent certified public accountants of the Company (and, if necessary, any other certified public accountants of any subsidiary of the Company or of any business acquired by the Company for which financial statements and financial data is, or is required to be, included in the Registration Statement), addressed to each selling holder of Registrable Securities and each of the underwriters, if any, such letters to be in customary form and covering matters of the type customarily covered in “comfort” letters in connection with underwritten offerings; and (iv) deliver such documents and certificates as may be requested by the holders of a majority of the Registrable Securities being sold, the Special Counsel and the managing underwriters, if any, to evidence the continued validity of the representations and warranties of the Company and its subsidiaries made pursuant to clause (i) above and to evidence compliance with any customary conditions contained in the underwriting agreement or similar agreement entered into by the Company. The foregoing actions will be taken in connection with each closing under such underwriting or similar agreement as and to the extent required thereunder.

      (n) Make available for inspection by a representative of the holders of Registrable Securities being sold, any underwriter participating in any disposition of Registrable Securities, and any attorney or accountant retained by such selling holders or underwriter, all financial and other records, pertinent corporate documents and properties of the Company and its subsidiaries, and cause the officers, directors and employees of the Company and its subsidiaries to supply all information reasonably requested by any such representative, underwriter, attorney or accountant in connection with such Registration Statement; provided, however, that any records, information or documents that are designated by the Company in writing as confidential at the time of delivery of such records, information or documents will be kept confidential by such persons unless (i) such records, information or documents are in the public domain or otherwise publicly available, (ii) disclosure of such records, information or documents is required by court or administrative order or is necessary to respond to inquires of regulatory authorities, or (iii) disclosure of such records, information or documents, in the opinion of counsel to such person, is otherwise required by law (including, without limitation, pursuant to the requirements of the Securities Act).

      (o) Comply with all applicable rules and regulations of the SEC and make generally available to its security holders earning statements satisfying the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any similar rule promulgated under the Securities Act) no later than 45 calendar days after the end of any 12-month period (or 90 calendar days after the end of any 12-month period if such period is a fiscal year) (i) commencing at the end of any fiscal quarter in which Registrable Securities are sold to underwriters in a firm commitment or best efforts underwritten offering, and (ii) if not sold to underwriters in such an offering, commencing on the first day of the first fiscal quarter of the Company, after the effective date of a Registration Statement, which statements shall cover said 12-month period.

      (p) Cooperate with any reasonable request by holders of a majority of the Registrable Securities offered for sale, including by ensuring participation by the executive management of the Company in road shows, so long as such participation does not materially interfere with the operation of the Company’s business.

      The Company may require each seller of Registrable Securities as to which any registration is being effected to furnish to the Company such information regarding the distribution of such Registrable Securities as the Company may, from time to time, reasonably request in writing and the Company may exclude from such registration the Registrable Securities of any seller who unreasonably fails to furnish such information within a reasonable time after receiving such request.

      Each holder of Registrable Securities will be deemed to have agreed by virtue of its acquisition of such Registrable Securities that, upon receipt of any notice from the Company of the occurrence of any event of the kind described in Section 6(c)(ii), 6(c)(iii), 6(c)(v), 6(c)(vi) or 6(c)(vii) hereof, such holder will forthwith discontinue disposition of such Registrable Securities covered by such Registration Statement or Prospectus (a “Black-Out”) until such holder’s receipt of the copies of the supplemented or amended Prospectus contemplated by Section 6(k) hereof, or until it is advised in writing (the “Advice”) by the Company that the use of the applicable Prospectus may be resumed, and has received copies of any additional or supplemental filings that are incorporated or deemed to be incorporated by reference in such Prospectus, provided, however, that in no event shall the aggregate number of days during which a Black-Out is effective during any period of twelve consecutive months exceed 90 calendar days. In the event the Company shall give any such notice, the time period prescribed in Section 3(b) hereof will be extended by the number of days during the time period from and including the date of the giving of such notice to and including the date when each seller of Registrable Securities covered by such Registration Statement shall have received (x) the copies of the supplemented or amended Prospectus contemplated by Section 6(k) hereof or (y) the Advice.

      7. Registration Expenses. All Registration Expenses will be borne by the Company whether or not any of the Registration Statements become effective. “Registration Expenses” will mean all fees and expenses incident to the performance of or compliance with this Agreement by the Company, including, without limitation, (i) all registration and filing fees (including without limitation fees and expenses (x) with respect to filings required to be made with the National Association of Securities Dealers, Inc. and (y) of compliance with securities or “blue sky” laws (including without limitation fees and disbursements of counsel for the underwriters or selling holders in connection with “blue sky” qualifications of the Registrable Securities and determination of the eligibility of the Registrable Securities for investment under the laws of such jurisdictions as the managing underwriters, if any, or holders of a majority of the Registrable Securities being sold may designate)), (ii) printing expenses (including without limitation expenses of printing certificates for Registrable Securities in a form eligible for deposit with The Depository Trust Company and of printing prospectuses if the printing of prospectuses is requested by the holders of a majority of the Registrable Securities included in any Registration Statement), (iii) messenger, telephone and delivery expenses, (iv) fees and disbursements of counsel for the Company, (v) fees and disbursements of all independent certified public accountants referred to in Section 6(m)(iii) hereof (including the expenses of any special audit and “comfort” letters required by or incident to such performance), (vi) fees and expenses of any “qualified independent underwriter” or other independent appraiser participating in an offering pursuant to Section 3 of Schedule E to the By-laws of the National Association of Securities Dealers, Inc., (vii) Securities Act liability insurance if the Company so desires such insurance, (viii) all fees and expenses in listing the Registrable Securities pursuant to Section 6(e), and (ix) fees and expenses of all other persons retained by the Company, provided, however, that Registration Expenses will not include fees and expenses of counsel for the holders of Registrable Securities and any local counsel nor shall it include underwriting discounts and commissions relating to the offer and sale of Registrable Securities, all of which shall be borne by the holders of Registrable Securities included in such registration pro rata in proportion to the number of Registrable Securities of such holder included in such registration. In addition, the Company will pay its internal expenses (including without limitation all salaries and expenses of its officers and employees performing legal or accounting duties), the expense of any annual audit, the fees and expenses incurred in connection with the listing of the securities to be registered on any securities exchange on which similar securities issued by the Company are then listed and the fees and expenses of any person, including special experts, retained by the Company.

      8. Indemnification. (a) Indemnification by the Company. The Company will, without limitation as to time, indemnify and hold harmless, to the fullest extent permitted by law, each holder of Registrable Securities registered pursuant to this Agreement, the officers, directors and agents and employees of each of them, each person who controls such holder (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) and the officers, directors, agents and employees of any such controlling person, from and against all losses, claims, damages, liabilities, costs (including without limitation the costs of investigation and attorneys’ fees) and expenses (collectively, “Losses”), as incurred, arising out of or based upon any untrue or alleged untrue statement of a material fact contained in any Registration Statement, Prospectus or form of Prospectus or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or based upon any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are based solely upon information furnished in writing to the Company by such holder or any underwriter expressly for use therein; provided, however, that the Company will not be liable to any holder of Registrable Securities to the extent that any such Losses arise out of or are based upon an untrue statement or alleged untrue statement or omission or alleged omission made in any preliminary prospectus if either (A) (i) such holder failed to send or deliver a copy of the Prospectus with or prior to the delivery of written confirmation of the sale by such holder of a Registrable Security to the person asserting the claim from which such Losses arise and (ii) the Prospectus would have corrected in all material respects such untrue statement or alleged untrue statement or such omission or alleged omission; or (B) such untrue statement or alleged untrue statement, omission or alleged omission is corrected in all material respects in an amendment or supplement to the Prospectus previously furnished by or on behalf of the Company with copies of the Prospectus as so amended or supplemented, and such holder thereafter fails to deliver such Prospectus as so amended or supplemented prior to or concurrently with the sale of a Registrable Security to the person asserting the claim from which such Losses arise.

      The rights of any holder of Registrable Securities hereunder will not be exclusive of the rights of any holder of Registrable Securities under any other agreement or instrument of any holder of Registrable Securities to which the Company is a party. Nothing in such other agreement or instrument will be interpreted as limiting or otherwise adversely affecting a holder of Registrable Securities hereunder and nothing in this Agreement will be interpreted as limiting or otherwise adversely affecting the holder of Registrable Securities’ rights under any such other agreement or instrument, provided, however, that no Indemnified Party will be entitled hereunder to recover more than its indemnified Losses.

      (b) Indemnification by Holders of Registrable Securities. In connection with any Registration Statement in which a holder of Registrable Securities is participating, such holder of Registrable Securities will furnish to the Company in writing such information as the Company reasonably requests for use in connection with any Registration Statement or Prospectus and will severally indemnify, to the fullest extent permitted by law, the Company, its directors and officers, agents and employees, each person who controls the Company (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the directors, officers, agents or employees of such controlling persons, from and against all Losses arising out of or based upon (i) any disposition of Registrable Securities after receiving notice of a Black-Out and prior to receiving Advice under Section 6 that use of the Prospectus may be resumed or (ii) any untrue statement of a material fact contained in any Registration Statement, Prospectus or preliminary prospectus or arising out of or based upon any omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, to the extent, but only to the extent, that such untrue statement or omission is finally judicially determined by a court to have been contained in any information so furnished in writing by such holder to the Company expressly for use in such Registration Statement or Prospectus and was relied upon by the Company in the preparation of such Registration Statement, Prospectus or preliminary prospectus. In no event will the liability of any selling holder of Registrable Securities hereunder be greater in amount than the dollar amount of the proceeds (net of payment of all expenses and underwriter’s discounts and commissions) received by such holder upon the sale of the Registrable Securities giving rise to such indemnification obligation.

      (c) Conduct of Indemnification Proceedings. If any person shall become entitled to indemnity hereunder (an “Indemnified Party”), such Indemnified Party shall give prompt notice to the party from which such indemnity is sought (the “Indemnifying Party”) of any claim or of the commencement of any action or proceeding with respect to which such Indemnified Party seeks indemnification or contribution pursuant hereto; provided, however, that the failure to so notify the Indemnifying Party will not relieve the Indemnifying Party from any obligation or liability except to the extent that the Indemnifying Party has been prejudiced materially by such failure. All fees and expenses (including any fees and expenses incurred in connection with investigating or preparing to defend such action or proceeding) will be paid to the Indemnified Party, as incurred, within five calendar days of written notice thereof to the Indemnifying Party upon receipt of an undertaking to repay such amount if it is ultimately determined that an Indemnified Party is not entitled to indemnification hereunder). The Indemnifying Party will not consent to entry of any judgment or enter into any settlement or otherwise seek to terminate any action or proceeding in which any Indemnified Party is or could be a party and as to which indemnification or contribution could be sought by such Indemnified Party under this Section 8, unless such judgment, settlement or other termination includes as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release, in form and substance reasonably satisfactory to the Indemnified Party, from all liability in respect of such claim or litigation for which such Indemnified Party would be entitled to indemnification hereunder.

      (d) Contribution. If the indemnification provided for in this Section 8 is unavailable to an Indemnified Party under Section 8(a) or 8(b) hereof in respect of any Losses or is insufficient to hold such Indemnified Party harmless, then each applicable Indemnifying Party, in lieu of indemnifying such Indemnified Party, will, jointly and severally, contribute to the amount paid or payable by such Indemnified Party as a result of such Losses, in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party or Indemnifying Parties, on the one hand, and such Indemnified Party, on the other hand, in connection with the actions, statements or omissions that resulted in such Losses as well as any other relevant equitable considerations. The relative fault of such Indemnifying Party or Indemnifying Parties, on the one hand, and such Indemnified Party, on the other hand, will be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission of a material fact, has been taken or made by, or related to information supplied by, such Indemnifying Party or Indemnified Party, and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such action, statement or omission. The amount paid or payable by a party as a result of any Losses will be deemed to include any legal or other fees or expenses incurred by such party in connection with any action or proceeding.

      The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 8(d) were determined by pro rata allocation or by any other method of allocation that does not take into account the equitable considerations referred to in the immediately preceding paragraph. Notwithstanding the provision of this Section 8(d), an Indemnifying Party that is a selling holder of Registrable Securities will not be required to contribute any amount in excess of the amount by which the total price at which the Registrable Securities sold by such Indemnifying Party and distributed to the public (net of any related expenses) exceeds the amount of any damages which such Indemnifying Party has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

      The indemnity, contribution and expense reimbursement obligations of the Company hereunder will be in addition to any liability the Company may otherwise have hereunder, under the Investment Agreement or otherwise. The provisions of this Section 8 will survive any termination of this Agreement.

      9. Rules 144 and 144A. The Company will file the reports required to be filed by it under the Securities Act and the Exchange Act in a timely manner, and will cooperate with any holder of Registrable Securities (including without limitation by making such representations as any such holder may reasonably request), all to the extent required from time to time to enable such holder to sell Registrable Securities without registration under the Securities Act within the limitations of the exemptions provided by Rules 144 and 144A (including, without limitation, the requirements of Rule 144A(d)(4)). Upon the request of any holder of Registrable Securities, the Company will deliver to such holder a written statement as to whether it has complied with such filing requirements.

      10. Underwritten Registrations. If any of the Registrable Securities covered by any Demand Registration are to be sold in an underwritten offering, the investment banker or investment bankers and manager or managers that will manage the offering will be selected by the holder of Registrable Securities that gave the Demand Notice with respect to such offering; provided that such investment banker or manager shall be reasonably satisfactory to the Company. If any Piggyback Registration is an underwritten offering, the Company will have the right to select the investment banker or investment bankers and managers to administer the offering.

      11. Miscellaneous. (a) Remedies. In the event of a breach by the Company of its obligations under this Agreement, each holder of Registrable Securities, in addition to being entitled to exercise all rights granted by law, including recovery of damages, will be entitled to specific performance of its rights under this Agreement. The Company agrees that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by it of any of the provisions of this Agreement and hereby further agrees that, in the event of any action for specific performance in respect of such breach, it will waive the defense that a remedy at law would be adequate.

      (b) No Inconsistent Agreements. The Company has not, as of the date hereof, and will not, on or after the date hereof, enter into any agreement with respect to its securities which conflicts with the rights granted to the holders of Registrable Securities in this Agreement or otherwise conflicts with the provisions hereof. This Agreement will be deemed to be an independent agreement and no limitation or restriction contained in this Agreement will be deemed to conflict with, limit or restrict the rights of the Stockholder under this Agreement.

      (c) Amendments and Waivers. The provisions of this Agreement, including the provisions of this sentence, may not be amended, modified or supplemented, and waivers or consents to departures from the provisions hereof may not be given, unless the Company has obtained the written consent of holders of a majority of the then-outstanding Registrable Securities. Notwithstanding the foregoing, a waiver or consent to depart from the provisions hereof with respect to a matter that relates exclusively to the rights of holders of Registrable Securities whose securities are being sold pursuant to a Registration Statement and that does not directly or indirectly affect the rights of other holders of Registrable Securities may be given by holders of at least 51% of the Registrable Securities being sold by such holders; provided, however, that the provisions of this sentence may not be amended, modified, or supplemented except in accordance with the provisions of the immediately preceding sentence.

      (d) Notices. All notices and other communications provided for or permitted hereunder shall be made in writing and will be deemed given (i) when made, if made by hand delivery, (ii) upon confirmation, if made by fax, or (iii) one business day after being deposited with a reputable next-day courier, postage prepaid, to the parties as follows:

(x) if to the Company, at 900 Victors Way, Suite 350, Ann Arbor, Michigan 48108, Attention: General Counsel; Fax No.: (734) 996-0200, or at such other address, notice of which is given to the holders of Registrable Securities in accordance with the provisions of this Section 11(d);

(y) if to the Stockholder, at 4200 Texas Commerce Tower West, 2200 Ross Avenue, Dallas, Texas 75201, Attention: William T. Cavanaugh; Fax No.: (214) 220-4949, or at such other address, notice of which is given in accordance with the provisions of Section 11(d); and

(z) if to any other holder of Registrable Securities, at the most current address given by such holder to the Company in accordance with the provisions of this Section 11(d).

      (e) Owner of Registrable Securities. The Company will maintain, or will cause its registrar and transfer agent to maintain, a stock book with respect to the Series C Preferred and the Common Stock, in which all transfers of Registrable Securities of which the Company has received notice will be recorded. The Company may deem and treat the person in whose name Registrable Securities are registered in the stock book of the Company as the owner thereof for all purposes, including without limitation the giving of notices under this Agreement.

      (f) Successors and Assigns. This Agreement will inure to the benefit of and be binding upon the successors and permitted assigns of each of the parties and will inure to the benefit of each holder of any Registrable Securities. The Company may not assign its rights or obligations hereunder without the prior written consent of each holder of any Registrable Securities. The holders of the Registrable Securities may assign the rights and obligations under this Agreement to any subsequent holder of such Registrable Securities. Notwithstanding the foregoing, no transferee will have any of the rights granted under this Agreement (i) until such transferee shall have acknowledged its rights and obligations hereunder by a signed written statement of such transferee’s acceptance of such rights and obligations or (ii) if the transferor notifies the Company in writing on or prior to such transfer that the transferee shall not have such rights.

      (g) Counterparts. This Agreement may be executed in any number of counterparts and by the parties hereto in separate counterparts, each of which when so executed will be deemed to be an original and all of which taken together will constitute one and the same instrument.

      (h) Headings. The headings in this Agreement are for convenience of reference only and will not limit or otherwise affect the meaning hereof.

      (i) Governing Law. THIS AGREEMENT WILL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, AS APPLIED TO CONTRACTS MADE AND PERFORMED WITHIN THE STATE OF DELAWARE, WITHOUT REGARD TO PRINCIPLES OF CONFLICT OF LAWS.

      (j) Jurisdiction; Consent to Service of Process.

(A) Each party hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Delaware state court located in Wilmington, Delaware or the United States District for Delaware (as applicable, a “Delaware Court”), and any appellate court from any such court, in any suit, action or proceeding arising out of or relating to this Agreement, or for recognition or enforcement of any judgment resulting from any such suit, action or proceeding, and each party hereby irrevocably and unconditionally agrees that all claims in respect of any such suit, action or proceeding may be heard and determined in the Delaware Court.

(B) It will be a condition precedent to each party’s right to bring any such suit, action or proceeding that such suit, action or proceeding, in the first instance, be brought in the Delaware Court (unless such suit, action or proceeding is brought solely to obtain discovery or to enforce a judgment), and if each such court refuses to accept jurisdiction with respect thereto, such suit, action or proceeding may be brought in any other court with jurisdiction; provided that the foregoing will not apply to any suit, action or proceeding by a party seeking indemnification or contribution pursuant to this Agreement or otherwise in respect of a suit, action or proceeding against such party by a thirty party if such suit, action or proceeding by such party seeking indemnification or contribution is brought in the same court as the suit, action or proceeding against such party.

(C) No party may move to (i) transfer any such suit, action or proceeding from the Delaware Court to another jurisdiction, (ii) consolidate any such suit, action or proceeding brought in the Delaware Court with a suit, action or proceeding in another jurisdiction, or (iii) dismiss any such suit, action or proceeding brought in the Delaware Court for the purpose of bringing the same in another jurisdiction.

(D) Each party hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, (i) any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement in the Delaware Court, (ii) the defense of an inconvenient forum to the maintenance of such suit, action or proceeding in any such court, and (iii) the right to object, with respect to such suit, action or proceeding, that such court does not have jurisdiction over such party. Each party irrevocably consents to service of process in any manner permitted by law.

      (k) Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein will remain in full force and effect and will in no way be affected, impaired or invalidated, and the parties hereto will use their best efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such which may be hereafter declared invalid, void or unenforceable.

      (l) Entire Agreement. This Agreement is intended by the parties as a final expression of their agreement and is intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the registration rights granted by the Company with respect to the Registrable Securities. This Agreement supersedes all prior agreements and understandings among the parties with respect to such registration rights.

      (m) Attorneys’ Fees. In any action or proceeding brought to enforce any provision of this Agreement, or where any provision hereof is validly asserted as a defense, the prevailing party, as determined by the court, will be entitled to recover reasonable attorneys’ fees in addition to any other available remedy.

[Signature page follows]

      IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

EXPLORER HOLDINGS, L.P.

By: Explorer Holdings GenPar, LLC, its General Partner

By:
Name:
Title:

OMEGA HEALTHCARE INVESTORS, INC

By:
Name:
Title:

Exhibit D

AGREEMENT AMONG FILING PARTIES

      THIS AGREEMENT is made and entered into on May 22, 2000, by and among Explorer Holdings, L.P., a Delaware limited partnership, Explorer Holdings GenPar, LLC, a Delaware limited liability company, Hampstead Investment Partners III, L.P., a Delaware limited partnership, Donald J. McNamara and Daniel A. Decker (collectively referred to herein as the “Filing Parties”).

      WHEREAS, Rule 13-d(f)(1)(iii) under the Securities Exchange Act of 1934, as amended (the “Act”), requires that, when a Schedule 13D is filed on behalf of more than one person, an agreement be executed and filed as an exhibit to the Schedule 13D reflecting that the Schedule 13D is being filed on behalf of all such persons;

      NOW THEREFORE, in consideration of the premises and the mutual promises stated herein, the Filing Parties hereby agree as follows:

1.	Each Filing Party agrees that a single Schedule 13D (and any amendments thereto) will be filed jointly on behalf of all the Filing Parties with respect to the shares of capital stock of Omega Healthcare Investors, Inc., a Maryland corporation.

2.	Each Filing Party acknowledges and agrees that, pursuant to Rule 13d-1(f)(1) under the Act, each Filing Party individually is (i) eligible to use the Schedule 13D and (ii) responsible for the timely filing of such Schedule 13D and any amendments thereto and for the completeness and accuracy of the information concerning such Filing Party contained in such Schedule 13D. None of the Filing Parties, however, will be responsible for the completeness or accuracy of information concerning any other Filing Party contained in such Schedule 13D, or any amendments thereto, unless such Filing Party knows or has reason to believe that such information is incomplete or inaccurate.

3.	This agreement will not be assignable by any Filing Party. Any assignment in violation of the foregoing will be null and void.

4.	This agreement will terminate upon the written notice of termination given by any Filing Party to the other Filing Parties.

5.	This agreement may be executed in several counterparts, each of which will be deemed to be an original copy hereof.

      IN WITNESS WHEREOF, the undersigned hereby execute this Agreement Among Filing Parties as of the date or dates set forth below.

Dated:	May 23, 2000	EXPLORER HOLDINGS, L.P.

By: Explorer Holdings GenPar, LLC its General Partner

By: /s/ Daniel A. Decker Daniel A. Decker Managing Member

EXPLORER HOLDINGS GENPAR, LLC

By: /s/ William T. Cavanaugh, Jr. William T. Cavanaugh, Jr. Authorized Officer

HAMPSTEAD INVESTMENT PARTNERS III, L.P.

By: Hampstead Investment Partners III GenPar, L.P., its General Partner

By: Hampstead GenPar III, LLC, its General Partner

By: /s/ William T. Cavanaugh, Jr. William T. Cavanaugh, Jr. Authorized Officer

/s/ Donald J. McNamara Donald J. McNamara

/s/ Daniel A. Decker Daniel A. Decker

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